EXHIBIT 99

                                            FOR IMMEDIATE RELEASE CONTACT:
                                            Jeff Kreindler, Pan Am
                                            305-866-2115; or
                                            Gabriel Gabor, Carnival Air Lines
                                            954-923-8672 ext. 2238


                      PAN AM TO ACQUIRE CARNIVAL AIR LINES


         MIAMI, March 21 - Pan American World Airways (ASE: PAA) announced today that it has reached a definitive agreement to acquire all of the shares of Carnival Air Lines. The definitive agreement further provides that, assuming certain conditions are met, Micky Arison, Carnival Air's primary shareholder, will make a $30 million capital investment. As a result of these transactions, Mr. Arison would hold approximately 9.5 million shares of Pan Am stock which would constitute approximately 42% of the outstanding shares of Pan Am stock.

         Pan Am has arranged for a private placement of up to $30 million in an new series of Convertible Preferred stock. This non-contingent financing, when combined with the additional investment from Mr. Arison, will provide the new company with some $60 million in additional liquidity.

         "The Carnival Air acquisition elevates Pan Am to a stronger competitive position and provides significant benefits of critical mass in an expedited, yet controlled manner," said Martin R. Shugure, Jr., Pan Am's President and Chief Executive Officer. "We were earlier attracted to Carnival Air by its excellent route system, modern fleet and experienced work force and now believe even more fervently that the well-known Pan Am brand, coupled with Carnival Air's substantial assets, will result in a world-class airline," he added.

         Commenting on the proposed acquisition, Mr. Arison said, "We are proud of the accomplishments of Carnival Air Lines and are confident that its future value will be greatly enhanced in combination with Pan Am which has demonstrated its commitment to providing top-quality service to the traveling public. As a future shareholder of Pan Am, I shall continue to have a personal stake in the Company's success and am pleased that Carnival Air's loyal work force will have new opportunities with the expanded Pan Am."

         Pan Am began operations on September 26, 1996 operating two Airbus Industrie A300's between New York's John F. Kennedy International Airport and both Miami and Los Angeles. Now offering service with a fleet of four A300's, with two more to be delivered in the next two months, Pan Am currently flies between New York and Los Angeles, New York and Miami, New York and San Juan, and between Miami and Chicago, as well as Miami and San Juan. The airline has also announced that it will begin service between New York and Santo Domingo on April 6.

         Carnival Air, formed in 1988, currently operates a fleet of 27 jet aircraft, including nine A300's, between South Florida, the Northeast, California and the Caribbean. The airline's revenues were approximately $270 million in 1996. Carnival Air Lines is privately held by the Air Holding Corporation and not part of publicly-held Carnival Corporation.

         Both Pan Am and Carnival Air Lines have been separately developing globally-integrated marketing and customer service alliances which would be combined in the new carrier. Known as the Pan Am Alliance, the grouping of these international carriers is designed to provide marketing and service benefits which will enable Pan Am to compete effectively with other major carrier alliances formed in recent years. Alliance members will cooperate in one or more of a range of programs, including schedule coordination, interline passenger connection facilitation, airport check-in and lounge sharing arrangements, Pan Am's WorldPass Frequent Flyer program, code sharing and other customer service oriented programs.

         The transaction has been approved by the board of directors of both companies, and is only subject to the approval of Pan Am's shareholders and the appropriate regulatory agencies.